SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.9)1

Patriot Coal Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

70336T 10 4
(CUSIP Number)

John A. Tisdale, Esq. General Counsel ArcLight Capital Holdings, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117 Telephone: (617) 531−6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or
240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 70336T 10 4	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II Employee Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 552,225
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 552,225
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,225
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Citigroup Private Equity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 552,225
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 552,225
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,225
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Citigroup Alternative Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 567,003
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 567,003
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,003
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Citigroup Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 567,003
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 567,003
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,003
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 628,253*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 628,253*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,253*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (See Instructions) HC
*  Includes shares held by the other Citigroup Entities.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Howard Hughes Medical Institute
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 225,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 225,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 9 relates to shares of Common Stock of Patriot Coal Corporation (the "Issuer").  This Amendment is being jointly filed pursuant to a joint filing agreement attached as Exhibit 99.6 to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008, January 21, 2009, February 11, 2010, March 8, 2010, March 12, 2010, March 18, 2010, June 17, 2010 and October 6, 2010 (the "Schedule 13D"), by the following persons (collectively, the "Reporting Persons"), to amend and supplement the Items set forth below: Citigroup Capital Partners II Employee Master Fund, L.P. ("Citigroup Employee Master Fund"), Citigroup Private Equity LP ("Citigroup PE"), Citigroup Alternative Investments LLC ("CAI"), Citigroup Investments Inc. ("CII") and Citigroup Inc. ("Citigroup" and together with Citigroup Employee Master Fund, CAI and CII, the "Citigroup Entities") and Howard Hughes Medical Institute ("HHMI").  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons' Schedule 13D, as amended.

Item 5.  Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented by adding the following:

•
Citigroup Employee Master Fund and Citigroup PE each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 552,225 shares of Common Stock, representing approximately 0.6% of the outstanding Common Stock.

•
CAI and CII each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 567,003 shares of Common Stock, representing approximately 0.6% of the outstanding Common Stock.

•	Citigroup has the shared power to vote, direct the voting of, dispose of and direct the disposition of 628,253 shares of Common Stock, representing approximately 0.7% of the outstanding Common Stock.

•
HHMI has the sole power to vote, direct the voting of, dispose of and direct the disposition of 225,000 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock.

Item 5(c) is hereby amended and supplemented by adding the following:

Except as previously reported, Annex D attached hereto sets forth a summary of the transactions in the Common Stock effected by certain Reporting Persons within the past 60 days.

*     *     *     *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 9 to Schedule 13D concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Schedule 13D concerning any other signatories.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2010

CITIGROUP CAPITAL PARTNERS II EMPLOYEE MASTER FUND, L.P.
By: Citigroup Private Equity LP, its general partner

By:  /s/ Matt Coeny
Name: Matt Coeny
Title: Authorized Signatory

CITIGROUP PRIVATE EQUITY, LP

By:  /s/ Matt Coeny
Name: Matt Coeny
Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2010

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:  /s/ Craig Barrack
Name: Craig Barrack
Title: Secretary

CITIGROUP INVESTMENTS INC.

By:  /s/ Craig Barrack
Name: Craig Barrack
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2010

CITIGROUP INC.

By:  /s/ Ali L. Karshan
Name: Ali L. Karshan
Title: Assistant Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2010

HOWARD HUGHES MEDICAL INSTITUTE

By:  /s/ Craig A. Alexander
Name: Craig A. Alexander
Title: Vice President and General Counsel

Annex D

Transactions by HHMI

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of HHMI, have been effected in the past 60 days in the ordinary course of business through open market transactions, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Low Price	High Price
12/02/2010	Sale	45,000	$17.56	$17.56
12/03/2010	Sale	55,000	$17.79	$17.79
12/06/2010	Sale	100,000	$18.23	$18.23
12/07/2010	Sale	100,000	$18.09	$18.09
12/08/2010	Sale	100,000	$16.48	$16.48
12/09/2010	Sale	161,600	$16.96	$16.96
12/10/2010	Sale	170,900	$17.04	$17.22
12/13/2010	Sale	67,500	$17.54	$17.54
12/14/2010	Sale	95,715	$16.92	$16.92
12/15/2010	Sale	75,000	$16.84	$16.84
12/16/2010	Sale	100,000	$16.35	$16.35
12/17/2010	Sale	100,000	$16.50	$16.50
12/20/2010	Sale	100,000	$17.129	$17.129
12/21/2010	Sale	100,000	$18.3044	$18.3044

Transactions by the Citigroup Entities

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of the Citigroup Entities, have been effected in the 60 days prior to December 16, 2010 in the ordinary course of business through open market transactions, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Low Price	High Price
11/09/2010	Purchase	36,260	15.02	$15.02
11/12/2010	Sale	96	$14.825	$14.825
12/13/2010	Purchase	87,390	$17.05	$17.05